DALIAN SEAFOOD ENTERPRISES INC.
21-2-6-1 Jin Hai Hua
Yuan Dong Yuan
XiGangQu District, DaLian
LiaoNing, China   116000
Tel:  86-130-505-00108

October 8, 2012

United States
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

RE:	Dalian Seafood Enterprises Inc.
Form S-1 Registration Statement
Registration No. 333-175887

Ladies and Gentlemen:

Pursuant to the provisions of Rule 477 of Regulation C of the Securities Act of 1933, as amended, Dalian Seafood Enterprises Inc. (the “Company”) hereby requests that its Form S-1 Registration Statement filed with the SEC on July 29, 2011, and all amendments thereto, be withdrawn.

The Company confirms that no securities have been offered, sold or issued by it in connection with its Form S-1 registration statement.

Yours truly,

Dalian Seafood Enterprises Inc.

BY:	ZHIHUA ZHANG
Zhihua Zhang
President, Principal Executive Officer, Principal Accounting Officer, Principal Financial Officer, Secretary/Treasurer and sole member of the Board of Directors cc: Conrad C. Lysiak